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02060808

December 23, 2002

BY HAND DELIVERY

RECD S.E.C.
DEC 2 4 2002
1086

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated December 20, 2002 announcing the signing of an exclusive multi-year distribution agreement between Wanadoo and Overture.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

Very truly yours,

Sami L. Toutounji / RM

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

82-5150

wanadoo overture search performance

Paris, December 20, 2002

Wanadoo and Overture sign an exclusive multi-year distribution agreement for Pay-for-Performance™ services on wanadoo.fr, voila.fr and freeserve.com

Overture is renewing its partnership with Freeserve in the United Kingdom and becomes Wanadoo's exclusive partner for Pay-for-Performance™ services in France

Wanadoo, n°2 on the European Internet and directories market and Overture, global leader in Pay-For-Performance™ search to Web sites have announced a strategic multi-year distribution partnership.

Following a competitive pitch, Wanadoo selected Overture in France. Overture has also renewed its partnership with Freeserve, the UK's leading portal and access provider and will continue to provide search results for freeserve.com

With this agreement in place, Overture is now the leader in the French search performance market. In turn, Wanadoo provides a complementary and relevant service to Web users and rounds out its Internet portal business model, monetising the search engine audience by providing a full range of services to local and national advertisers.

Jean-Marc Steffann, Senior Vice-President of Wanadoo Portals, commented on the agreement:
"The agreement is the first step of a partnership between two key players in their respective markets. Wanadoo has always deployed a user-centric strategy and the Overture agreement builds on this strategy. Overture provides relevant results to search queries, benefiting both consumers and businesses - who have, on our portals, an additional tool to ensure that they are targeting the right audience with efficiency."

Nick Hynes, Managing Director and President, Overture Europe, added:
" We are extremely pleased to have signed this agreement with Wanadoo complementing our 2-year partnership with Freeserve in the UK. Three months after rolling out in France, Overture has confirmed its leadership in the paid listings market and now reaches 89% of the French Internet audience through our network."*

Overture's search listings are generated by advertisers who bid, in an ongoing auction model, for placement on relevant keywords. The results appear in search listings on Internet portals. Overture's editorial team carefully screens these listings before they are distributed to the company's affiliate partner network consisting of the Internet's most popular destinations. Advertisers only pay when a consumer clicks on their listing.

** Nielsen / NetRatings, July- September 2002.*

Press release

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with 8 million active subscribers, 20 million unique visitors per month and 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands and Belgium. Wanadoo is expanding its Internet operations through, amongst others, high speed Internet access with nearly 1 million cable and ADSL subscribers and through online directories with 223,000 online advertisers amongst SMEs. Wanadoo recorded EUR 1.6 billion in revenues in 2001 and EUR 1.445 billion for the first nine months of 2002 and has 7,000 employees in 6 countries. Wanadoo is listed on Euronext Paris. For more information : ***www.wanadoo.com***

About Overture

Overture, formerly GoTo, is the world leader in pay-per-click search on the Internet. The company created the market for pay-per-click search by redefining how businesses market online. In the third quarter of 2002, 500 million paid introductions on a worldwide basis between consumers and approximately 73,000 advertisers who bid for placement on relevant search results and pay Overture only when a consumer clicks on their listing. Following a rigorous screening for user relevance by Overture's 100-person editorial team, the company distributes its search results to tens of thousands of sites across the Internet, including AltaVista, MSN, Lycos, Yahoo ! Inc., Freeserve, T-Online, Tiscali and AOL Europe, making it the largest pay-per-click search and advertising network on the Internet. Overture is based in Pasadena, California, with offices in New York, San Francisco, the UK, Germany, Ireland, France, and Japan. For more information, visit ***www.overture.com***

Overture is the trading name in the United Kingdom and France of Overture Search Services Limited (Ireland), which is a wholly owned subsidiary of Overture Services, Inc.

Overture and Pay-For-Performance are service marks of Overture Services, Inc.

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include without limitation, statements that Freeserve and Wanadoo and their users will want to use Overture search results in France and the UK, that advertisers and businesses will want to participate in Overture's search results by seeking enhanced placement in the search results and the ability of these transactions to generate meaningful revenue. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among others, Overture's products and technologies may not successfully work with those of Wanadoo as they have to date with those of Freeserve, the implementations may not be successful or generate revenue for Overture or yield economic benefits to Overture, Wanadoo or Freeserve, the risk that Overture's advertisers and businesses may not want traffic from Wanadoo or Freeserve, or users may not click on Overture's search results. For a discussion of other risks that could cause actual results to differ, see the discussion of "Risks That Could Affect Our Financial Condition and Results of Operations" in Overture's 10-Q filing with the SEC for the period ended September 30, 2002. Overture undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release

Press Contacts :

France Télécom
Nilou du Castel
Elisabeth Bozzi
Tél : + 33 1 44 44 93 93

Overture UK
Karen Salamon
Tél : +44 20 7071 35 11
Karen.salamon@overture.com

Carrot Agency
Richard Houghton / Fasiha Khan
Tél : +44 20 7953 4010
Richard.Houghton@carrotcomms.co.uk
Fasiha.Khan@carrotcomms.co.uk

Overture France
Pascale Furbeyre
Tél : + 33 1 43 16 55 92
Pascale.furbeyre@overture.com

Agence Beau Fixe
Arnaud Gallet
Tél : + 33 1 53 53 41 58
a.gallet@beaufixerp.com
Stéphanie Bastide
Tél : + 33 1 53 53 41 66
s.bastide@beaufixerp.com